UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 4, 2017

CEB Inc.

(Exact Name Of Registrant As Specified In Its Charter)

Delaware	001-34849	52-2056410
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1919 North Lynn Street, Arlington, Virginia		22209
(Address Of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (571) 303-3000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On January 5, 2017, CEB Inc. a Delaware Corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Gartner, Inc., a Delaware corporation (“Gartner”), Cobra Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Gartner (“Sub”). Pursuant to the Merger Agreement, Sub will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Gartner (the “Merger”). Pursuant to the Merger, each share of common stock of the Company, par value $0.01 per share, will be converted into the right to receive (i) $54.00 in cash and (ii) 0.2284 shares of common stock of Gartner, par value $0.0005 per share. It is expected that the Merger will be completed during the first half of 2017. Gartner intends to fund the cash portion of the Merger consideration (and transaction costs and related expenses) using a combination of cash on hand and the proceeds from a fully committed debt financing.

The Merger Agreement contains customary representations, warranties and covenants by the Company, Gartner and Sub, including covenants for each of the parties to use reasonable best efforts to cause the Merger to be completed and covenants regarding the operation of the business of Gartner and the Company between the date of the Merger Agreement and the closing of the Merger.

Completion of the Merger is subject to the satisfaction or waiver of customary conditions, including (i) approval of the Merger Agreement by the stockholders of the Company, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended), (iii) the absence of a material adverse effect with respect to the Company and Gartner and (iv) the absence of certain legal impediments.

The Merger Agreement contains a “go shop” provision that allows the Company to (i) initiate, solicit, encourage, induce or facilitate discussions or negotiations with respect to acquisition proposals and (ii) enter into, participate in, maintain or continue discussions or negotiations with respect to acquisition proposals for a 35 day period ending on February 9, 2017. In addition, the Company has an additional 35 day period to complete negotiation of any acquisition proposal that is made in the go shop period and is determined by the Board of Directors of the Company to be reasonably likely to lead to a superior offer. The Company undertakes no obligation to publicly update on the status of any acquisition proposals.

The Merger Agreement contains representations and warranties that the parties thereto made to each other solely for purposes of the Merger Agreement as of specified dates, are solely for the benefit of the parties to the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the terms thereof. Moreover, some of those representations and warranties may be subject to certain disclosures between the parties and may be subject to a contractual standard of materiality different from those generally applicable to stockholders of Gartner or the Company. The representations and warranties were made for the purpose of allocating risk among the parties to the Merger Agreement and should not be relied upon as a disclosure of factual information. The Company intends to amend this Current Report on Form 8-K promptly to include the Merger Agreement as an exhibit.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On January 4, 2017, the Board of Directors of the Company determined that it was in the best interests of the Company and its stockholders to amend the Company’s bylaws. The amendment, pursuant to Section 115 of the Delaware General Corporation Law, the designates the Court of Chancery of the State of Delaware as the sole and exclusive forum, unless the Company consents in writing to the selection of an alternative forum, for claims, including claims in the right of the Company, brought by a stockholder (including a beneficial owner) (i) that are based upon a violation of a duty by a current or former director or officer or stockholder in such capacity or (ii) as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware. The amendment is contained in a Third Amended and Restated Bylaws of the Company, which the Board of Directors of the Company adopted on January 4, 2017. The Third Amended and Restated Bylaws contain no changes other than the addition of Article IX.

The foregoing description of the Third Amended and Restated Bylaws does not purport to be complete and is qualified in its entirety by reference to the Third Amended and Restated Bylaws, a copy of which is attached as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On January 5, 2017, the Company issued a press release announcing that it had entered into the Merger Agreement, a copy of which is furnished herewith as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

3.1	Third Amended and Restated Bylaws dated January 4, 2017.

99.1	Press Release, dated January 5, 2017.

Cautionary Note Regarding Forward-Looking Statements

This Current Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “will be,” “will,” “expects,” “expected,” “intends,” “continue,” or similar expressions, and include the assumptions that underlie such statements. These forward-looking statements include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand client relationships; the financing of the transaction and other statements regarding the proposed transaction. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to:

•	failure of the Company’s stockholders to adopt the Merger Agreement or that the companies will otherwise be unable to consummate the Merger on the terms set forth in the Merger Agreement;

•	the risk that the financing for the merger consideration will not be obtained;

•	the risk that the businesses will not be integrated successfully;

•	the risk that synergies will not be realized or realized to the extent anticipated;

•	uncertainty as to the market value of the non-cash portion of the merger consideration to be paid in the Merger;

•	the risk that required governmental approvals of the Merger will not be obtained;

•	the risk that, following this transaction, Gartner will not realize on its financing or operating strategies;

•	litigation in respect of either company or the Merger; and

•	disruption from the Merger making it more difficult to maintain certain strategic relationships.

The forward-looking statements contained in this Current Report are also subject to other risks and uncertainties, including those more fully described in our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. The forward-looking statements in this Current Report are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This communication is being made in respect of a proposed business combination involving Gartner and the Company. In connection with the proposed transaction, Gartner will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of the Company and that will also constitute a prospectus of Gartner. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Gartner may not issue the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus, this Current Report on Form 8-K and any related communication are not offers to sell Gartner securities, are not soliciting an offer to buy Gartner securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of the Company.

GARTNER AND THE COMPANY URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Gartner (when they become available) may be obtained free of charge on Gartner’s website at www.gartner.com or by directing a written request to Gartner, Inc., Investor Relations, 56 Top Gallant Road Stamford, CT 06902-7747. Copies of documents filed with the SEC by the Company (when they become available) may be obtained free of charge on the Company’s website at www.cebglobal.com or by directing a written request to the Company care of Investor Relations, 1919 North Lynn Street, Arlington, VA 22209.

Participants in the Merger Solicitation

Each of Gartner, the Company and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company’s stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding Gartner’s executive officers and directors is included in Gartner’s definitive proxy statement, which was filed with the SEC on April 11, 2016. Additional information regarding the Company’s executive officers and directors is included in the Company’s definitive proxy statement, which was filed with the SEC on April 29, 2016. You can obtain free copies of these documents using the information in the paragraph immediately above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CEB Inc.
(Registrant)

Date: January 5, 2017	By: /s/ Richard S. Lindahl
Richard S. Lindahl
Chief Financial Officer

Exhibit Index

Exhibit No.	Description

3.1	Third Amended and Restated Bylaws dated January 4, 2017.

99.1	Press Release, dated January 5, 2017.